UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. )1

Marinus Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
56854Q101
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 56854Q101

1	NAME OF REPORTING PERSON

LION POINT MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,374,740 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

6,374,740 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,374,740 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.7% (1)
12	TYPE OF REPORTING PERSON

PN

(1)
Excludes 14,125 shares of the Issuer’s  Series A Participating Convertible Preferred Stock (the “Series A Preferred Stock”) initially convertible into 11,300,000 shares of the Issuer’s common stock. Each share of Series A Preferred Stock will convertible from and after receiving the Requisite Stockholder Approval (as defined below) and filing the related certificate of amendment to the Company’s charter with the Secretary of State of the State of Delaware. Subject to applicable law, the rules and regulations of Nasdaq and the Issuer’s charter and bylaws, the Issuer is to establish a record date for, call, give notice of, convene and hold a meeting of the holders of Shares (as defined below), no later than May 1, 2020, for the purpose of voting upon any and all corporate actions in furtherance of the full conversion of the outstanding shares of Series A Preferred Stock into Shares, including, without limitation, effectuating an amendment to the charter to increase the number of authorized Shares and satisfy Nasdaq requirements with respect to the issuance of Shares upon conversion of the Series A Preferred Stock (the “Corporate Actions”) to secure the favorable vote of the holders of a majority of the outstanding Shares present in person or represented by proxy at the Stockholders’ Meeting with respect to the Corporate Actions (the “Requisite Stockholder Approval”).

CUSIP NO. 56854Q101

1	NAME OF REPORTING PERSON

LION POINT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,374,740 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

6,374,740 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,374,740 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.7% (1)
12	TYPE OF REPORTING PERSON

IA, PN

(1)
Excludes 14,125 shares of the Issuer’s  Series A Participating Convertible Preferred Stock initially convertible into 11,300,000 shares of the Issuer’s common stock. Each share of Series A Preferred Stock will convertible from and after receiving the Requisite Stockholder Approval and filing the related certificate of amendment to the Company’s charter with the Secretary of State of the State of Delaware.

CUSIP NO. 56854Q101

1	NAME OF REPORTING PERSON

LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,374,740 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

6,374,740 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,374,740 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.7% (1)
12	TYPE OF REPORTING PERSON

OO

(1)
Excludes 14,125 shares of the Issuer’s  Series A Participating Convertible Preferred Stock initially convertible into 11,300,000 shares of the Issuer’s common stock. Each share of Series A Preferred Stock will convertible from and after receiving the Requisite Stockholder Approval and filing the related certificate of amendment to the Company’s charter with the Secretary of State of the State of Delaware.

CUSIP NO. 56854Q101

1	NAME OF REPORTING PERSON

LION POINT CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,374,740 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

6,374,740 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,374,740 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.7% (1)
12	TYPE OF REPORTING PERSON

OO

(1)
Excludes 14,125 shares of the Issuer’s  Series A Participating Convertible Preferred Stock initially convertible into 11,300,000 shares of the Issuer’s common stock. Each share of Series A Preferred Stock will convertible from and after receiving the Requisite Stockholder Approval and filing the related certificate of amendment to the Company’s charter with the Secretary of State of the State of Delaware.

CUSIP NO. 56854Q101

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

SWEDEN AND FRANCE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,374,740 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

6,374,740 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,374,740 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.7% (1)
12	TYPE OF REPORTING PERSON

IN

(1)
Excludes 14,125 shares of the Issuer’s  Series A Participating Convertible Preferred Stock initially convertible into 11,300,000 shares of the Issuer’s common stock. Each share of Series A Preferred Stock will convertible from and after receiving the Requisite Stockholder Approval and filing the related certificate of amendment to the Company’s charter with the Secretary of State of the State of Delaware.

CUSIP NO. 56854Q101

1	NAME OF REPORTING PERSON

JAMES FREEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,374,740 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

6,374,740 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,374,740 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.7% (1)
12	TYPE OF REPORTING PERSON

IN

(1)
Excludes 14,125 shares of the Issuer’s  Series A Participating Convertible Preferred Stock initially convertible into 11,300,000 shares of the Issuer’s common stock. Each share of Series A Preferred Stock will convertible from and after receiving the Requisite Stockholder Approval and filing the related certificate of amendment to the Company’s charter with the Secretary of State of the State of Delaware.

CUSIP NO. 56854Q101

Item 1(a).	Name of Issuer:

Marinus Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5 Radnor Corporate Center, Suite 500, 100 Matsonford Rd, Radnor, PA 19087
Item 2(a).	Name of Persons Filing:

This Schedule 13G is being jointly filed by Lion Point Master, LP, a Cayman Islands exempted limited partnership (“Lion Point Master”), Lion Point Capital GP, LLC, a Delaware limited liability company (“Lion Point GP”), Lion Point Capital, LP, a Delaware limited partnership (“Lion Point Capital”), Lion Point Holdings GP, LLC, a Delaware limited liability company (“Lion Point Holdings”), Didric Cederholm, a dual citizen of Sweden and France, and James Freeman, a citizen of the United States of America. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”
Lion Point GP is the general partner of Lion Point Master. Lion Point Capital is the investment manager to Lion Point Master. Lion Point Holdings is the general partner of Lion Point Capital. Mr. Cederholm is a Founding Partner and Chief Investment Officer of each of Lion Point GP and Lion Point Capital. Mr. Cederholm is also a Member and a Manager of each of Lion Point GP and Lion Point Holdings. Mr. Freeman is a Founding Partner and Head of Research of each of Lion Point GP and Lion Point Capital. Mr. Freeman is also a Member and a Manager of each of Lion Point GP and Lion Point Holdings. By virtue of these relationships, each of Lion Point GP, Lion Point Capital, Lion Point Holdings, Mr. Cederholm and Mr. Freeman may be deemed to beneficially own the securities beneficially owned by Lion Point Master.
Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 250 West 55th Street, 33rd Floor, New York New York 10019.
Item 2(c).	Citizenship:

Lion Point Master is organized under the laws of the Cayman Islands. Each of Lion Point GP, Lion Point Capital, and Lion Point Holdings is organized under the laws of the State of Delaware. Mr. Cederholm is a dual citizen of Sweden and France. Mr. Freeman is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Shares”)
Item 2(e).	CUSIP Number:

56854Q101
Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	/ x /	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).*
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).**
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

 CUSIP NO. 56854Q101

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:
As of the close of business on February [14], 2020, the Reporting Persons may be deemed to have  beneficially owned  6,374,740 shares of Common Stock.
(b)	Percent of class:
7.7% (based upon  86,471,122 shares of Common Stock outstanding as reported in the Company's Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on December 12, 2019, and the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2019, after giving effect to the completion of the offering and the full exercise of the underwriters' over-allotment option, as described therein).
(c)            Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.
Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

CUSIP NO. 56854Q101
Item 9.	Notice of Dissolution of Group.

Not Applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 56854Q101
SIGNATURES
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information with respect to it or him set forth in this statement is true, complete and correct.
Dated: February 14, 2020

LION POINT MASTER, LP

	By:	Lion Point Capital GP, LLC, its General Partner

	By:	/s/ Didric Cederholm
		Name:	Didric Cederholm
		Title:	Manager and Member

LION POINT CAPITAL GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

LION POINT CAPITAL, LP

By:	Lion Point Holdings GP, LLC, its General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

LION POINT HOLDINGS GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

/s/ Didric Cederholm
DIDRIC CEDERHOLM

/s/ James Freeman
JAMES FREEMAN

EXHIBIT 99.1
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Marinus Pharmaceuticals, Inc., dated as of February [14], 2020 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2020

LION POINT MASTER, LP

	By:	Lion Point Capital GP, LLC, its General Partner

	By:	/s/ Didric Cederholm
		Name:	Didric Cederholm
		Title:	Manager and Member

LION POINT CAPITAL GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

LION POINT CAPITAL, LP

By:	Lion Point Holdings GP, LLC, its General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

LION POINT HOLDINGS GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

/s/ Didric Cederholm
DIDRIC CEDERHOLM

/s/ James Freeman
JAMES FREEMAN